Exhibit 21.1

Tri-Valley Corporation

Subsidiaries

The following are wholly owned subsidiaries of Tri-Valley Corporation:

Tri-Valley Oil and Gas Company, a California corporation

Tri-Valley Power Corporation, a Delaware corporation

Select Resources Corporation, Inc., a Delaware corporation

In the following two subsidiaries Tri-Valley Corporation has retained a 51% interest

Great Valley Production Services, LLC, a Delaware corporation

Great Valley Drilling Company, LLC, a Delaware corporation